SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 16)

METRO-GOLDWYN-MAYER INC.

(Name of Issuer)

common stock, $.01 par value per share

(Title of Class of Securities)

591610100 (CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 591610100 13D	PAGE 2 OF 7

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRACINDA CORPORATION

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [_] (B) [_]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

	(7)	SOLE VOTING POWER 163,949,644

NUMBER OF SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 19,758,648

EACH REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 163,949,644

	(10)	SHARED DISPOSITIVE POWER 19,758,648

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,949,644

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%

(14)	TYPE OF REPORTING PERSON CO

CUSIP NO. 591610100 13D	PAGE 3 OF 7

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KIRK KERKORIAN

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [_] (B) [_]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(7)	SOLE VOTING POWER 163,949,644

NUMBER OF SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 163,949,644

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,949,644

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%

(14)	TYPE OF REPORTING PERSON IN

CUSIP NO. 591610100 13D	PAGE 4 OF 7

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 250 RODEO, INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [_] (B) [_]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

	(7)	SOLE VOTING POWER 19,758,648

NUMBER OF SHARES BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 19,758,648

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,758,648

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

(14)	TYPE OF REPORTING PERSON CO

This Amendment No. 16 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on November 20, 1998, on February 4, 1999, on May 4, 1999, on October 18, 1999, on November 19, 1999, on February 6, 2001, on May 2, 2001, on July 2, 2002, on January 21, 2003, and on January 30, 2003 (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the “Company”), previously filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), 250 Rodeo, Inc., a Delaware corporation (“250 Rodeo” and, collectively with Tracinda, the “Tracinda Entities”), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meanings set forth in the Schedule 13D.

1.    Item 3 of the Schedule 13D is hereby amended to add the following information:

On February 4, 2003, Tracinda completed the sale of 3,750,000 shares of the Company’s Common Stock pursuant to the exercise of an over allotment option granted to the underwriter in the recently concluded underwritten public offering of 25 million shares of the Company’s common stock underwritten public offering.

2.    Item 4 of the Schedule 13D is hereby amended to add the following information:

The additional information provided in response to Item 3 and Item 5 in this Amendment No. 16 is incorporated herein by reference.

3.    Item 5 of the Schedule 13D is hereby amended to add to each of the indicated subsections the following information:

(a)  Tracinda and Mr. Kerkorian are the beneficial owners of 163,949,644 shares of Common Stock (including the shares held by 250 Rodeo), or approximately 65.8 percent of the Common Stock.

(b)  Mr. Kerkorian has sole voting and investment power with respect to 167,699,644 shares of Common Stock.

4.    Items 6 and 7 of the Schedule 13D are hereby amended to incorporate by reference Exhibit 1, Underwriting Agreement, to registration statement No. 333-102600, filed with the Securities and Exchange Commission on January 21, 2003.

5.    Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported on the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2003

TRACINDA CORPORATION, a Nevada corporation

By:	/s/ ANTHONY L. MANDEKIC
Name: Anthony L. Mandekic Title: Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ ANTHONY L. MANDEKIC
Name: Anthony L. Mandekic Title: Attorney-in-Fact*

250 RODEO, INC., a Delaware corporation

By:	/s/ ANTHONY L. MANDEKIC
Name: Anthony L. Mandekic Title: Secretary/Treasurer

*	Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D.